Exhibit 99.1

Youlife Group Inc. Announces the Closing of the Business Combination and Listing on Nasdaq

●	Youlife’s American Depositary Shares to begin trading on Nasdaq on July 10, 2025, under ticker symbol “YOUL”

●	Equity financing generates over $27.0 million of gross proceeds for Youlife

BEIJING, July 9, 2025 /PRNewswire/ — Youlife Group Inc. (“Youlife” or the “Company”), a leading blue-collar lifetime service provider in China, today announced the completion of a previously announced business combination (the “Business Combination”) between Youlife International Holdings Inc. and Distoken Acquisition Corporation (“Distoken”). Youlife is the combined company following the Business Combination, and its American Depositary Shares, each representing one Class A ordinary share, are expected to commence trading on the Nasdaq Capital Market (“Nasdaq”) under the ticker symbol “YOUL” on July 10, 2025.

The completion of the Business Combination follows the approval of the Business Combination at an extraordinary general meeting of shareholders of Distoken on May 30, 2025 and satisfaction or waiver of all other closing conditions.

Youlife and Distoken previously entered into subscription agreements with multiple investors to purchase an aggregate of 2,704,949 Class A ordinary shares of Youlife at a purchase price of $10.00 per share for aggregate proceeds of approximately $27.0 million (the “PIPE Financing”) in connection with the Business Combination. The PIPE Financing closed simultaneously with the closing of the Business Combination. Proceeds from the PIPE Financing will be used to fund Youlife’s strategic development.

Yunlei Wang, Founder, CEO and Chairman of Youlife, said, “Today marks a significant milestone in Youlife’s journey. Listing on Nasdaq is not only a vote of confidence in our mission to serve China’s blue-collar workforce, but also a launchpad to amplify our impact on a global scale. We are grateful for the support of Distoken and our partners, and we look forward to accelerating our vision of delivering lifetime value and dignity to millions of workers through technology and innovation.”

Jian Zhang, CEO of Distoken, remarked, “I am grateful for the successful merger with Youlife in such an increasingly challenging market.”

Lidong Zhu, CFO of Youlife, added, “This successful listing further strengthens our leadership in China’s blue-collar talent services sector. It also marks an important step forward in advancing our global expansion and digital transformation strategies. We look forward to Youlife’s next chapter as a public company on Nasdaq.”

Advisors

Baker & McKenzie LLP, Haiwen & Partners, Campbells, and Tian Yuan Law Firm LLP are serving as legal counsels to Youlife. Ellenoff Grossman & Schole LLP, Maples and Calder (Cayman) LLP, Jingtian & Gongcheng and Fangda Partners are serving as legal counsels to Distoken.

About Youlife Group Inc.

Youlife is a leading blue-collar lifetime service provider with a nationwide network of 25 vocational schools under school management model and 25 curriculum development projects, covering a total of 37 cities or counties under 16 provinces of China. Learn more at https://ir.youlife.cn/.

About Distoken

Distoken is a blank check company incorporated as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements also include, but are not limited to, statements regarding future events and the future results of Youlife current expectations, estimates, forecasts, and projections about the industry in which Youlife operates, as well as the beliefs and assumptions of Youlife’s management and Distoken’s management. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Youlife’s and Distoken’s management and are not predictions of actual performance. These statements involve risks, uncertainties and other factors that may cause Youlife’s actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Youlife and its management and Distoken and its management, as the case may be, are inherently uncertain and are inherently subject to risks, variability and contingencies, many of which are beyond Youlife’s or Distoken’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: projections, estimates and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, Youlife’s ability to scale and grow its business, Youlife’s advantages and expected growth, Youlife’s ability to source and retain talent, and Youlife’s cash position following the closing of the Business Combination. There may be additional risks that neither Youlife nor Distoken presently know or that Youlife and Distoken currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Any forward-looking statements made by or on behalf of Youlife or Distoken speak only as of the date they are made. None of Youlife and Distoken undertakes any obligation to update any forward-looking statements to reflect any changes in their respective expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based, except as may be required by law.

Youlife and Distoken disclaim any and all liability for any loss or damage (whether foreseeable or not) suffered or incurred by any person or entity as a result of anything contained or omitted from this press release and such liability is expressly disclaimed.

Contact

Yi Liu

liuyi@youlanw.com

(86) 13062818313